SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 25, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___            No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated January 25, 2005, announcing that Finisar Corporation will acquire Infineon Fiber Optic Transceiver’s business, while Infineon Technologies AG will retain POF, Parallel Optics and FTTH.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: January 25, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

Joint News Release of Infineon and Finisar

N e w s  R e l e a s e / P r e s s e i n f o r m a t i o n

Finisar To Acquire Infineon Fiber Optic Transceiver Business
Infineon to Retain POF, Parallel Optics and FTTH

Munich, Germany – January 25, 2005 – Finisar Corporation (NASDAQ: FNSR) and Infineon Technologies AG, Munich (FSE/NYSE: IFX) announced today that they have entered into a definitive agreement under which Finisar will acquire certain assets from Infineon’s Fiber Optics Business Unit based in Berlin, Germany. Under the terms of the agreement, Finisar will issue 34 million shares for the assets associated with the design, development and manufacture of all optical transceiver products. The acquisition implies a valuation of nearly $50 million based on the closing price of January 21, 2005. The transaction has been approved by Finisar’s Board, does not require shareholder or regulatory approval and will close no later than January 31, 2005. Immediately following the close, Infineon will have an equity interest in Finisar of approximately 13%.

The acquisition will involve the transfer of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers including a broad range of 10 gigabit transceiver designs for XPAK, X2, XENPAK and XFP form factors. Infineon will retain ownership of its other businesses consisting of BIDI components for FTTH applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications.

Under separate supply agreements, Infineon will provide Finisar with contract manufacturing services for up to one year following the close.

“This acquisition considerably broadens our customer and product portfolio, particularly our 10Gig product platforms,” said Jerry Rawls, Finisar’s President and CEO. “We stand ready to fully support Infineon’s current customer base and look forward to making this an easy transition for them.”

“We are happy to sign this agreement today with Finisar for the sale of these assets,” stated Dr. Ziebart, President and CEO of Infineon Technologies AG. “The transaction supports the ongoing consolidation of the fiber optic market, and is the first major step towards the restructuring of our fiber optic group in order to return to profitability. The POF operations which we retain, complements our automotive strategy and will be now integrated into our Automotive and Industrial Multi Market (AIM) Business Group.”

In the fiscal quarter ended December 31, 2004, Infineon’s Fiber Optics Business Unit recorded revenues of nearly $12 million from the sale of optical transceiver products. Finisar expects the acquisition to have a positive impact on its financial results prior to the amortization of any purchased developed technology included in the acquired assets. Further financial information will be provided at Finisar’s next regular conference call regarding quarterly financial results currently scheduled for March 3, 2005.

Infineon and Finisar have agreed to release each other from any claims and payments associated with all prior agreements under which Finisar would have acquired Infineon’s entire Fiber Optics Business Unit.

Deutsche Bank Securities is acting as sole financial advisor to Finisar. Citibank is acting as a sole financial advisor to Infineon.

Contact Finisar

Steve Workman	Ed Lamb
Senior VP Finance, Chief Financial	Investor Relations
Officer	Finisar Corporation
Finisar Corporation	408-542-5050
408-542-4102	investor.relations@Finisar.com
steve.workman@Finisar.com

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multi-market sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

About Finisar
Finisar Corporation (NASDAQ: FNSR) is a technology leader for fiber optic subsystems and network performance test systems. These products enable high-speed data communications for networking and storage applications over Gigabit Ethernet Local Area Networks (LANs), Fibre Channel Storage Area Networks (SANs), and Metropolitan Area Networks (MANs) using IP and SONET/SDH-based protocols. The Company's headquarters is in Sunnyvale, California, USA. www.Finisar.com

This news release is available online at http://www.infineon.com/news/.

SAFE HARBOR UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for statements of historical fact, the statements contained in this press release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding Finisar’s expectations, beliefs, intentions, or strategies regarding the future. All forward-looking statements included in this press release are based upon information available to Finisar as of the date hereof, and Finisar assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These uncertainties include risks related to the assimilation and integration of Infineon’s Fiber Optic Transceiver Business, as well as risks associated with the rapidly evolving markets for Finisar’s products and uncertainty regarding the development of these markets; Finisar’s historical dependence on sales to a limited number of customers and fluctuations in the mix of customers in any period; ongoing new product development and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction; and intensive competition. Other risks relating to Finisar’s business are set forth in Finisar’s Annual Report on Form 10 K and other interim reports as filed with the Securities and Exchange Commission.

For the Business and Trade Press: INFXX200501.031e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com